Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

November 3, 2011 VIA EDGAR	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

Mr. Christian Windsor Special Counsel U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549	Philip J. Niehoff Direct Tel +1 312 701 7843 Direct Fax +1 312 706 8180 pniehoff@mayerbrown.com

Re:	Home Loan Servicing Solutions, Ltd.
Registration Statement on Form S-1
File No. 333-172411

Dear Mr. Windsor:

This letter responds on behalf of Home Loan Servicing Solutions, Ltd. (the “Company”) to the Staff’s letter dated October 7, 2011 with respect to Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (as it may be amended or supplemented, the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s comments. Concurrently with the filing of this letter, the Company is submitting (via EDGAR) Amendment No. 4 to the Registration Statement, which reflects changes made to the Registration Statement in response to the Staff’s comments.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each Staff comment.

The Company has filed with Amendment No. 4 to the Registration Statement the agreements listed as Exhibits 10.1 through 10.9 on the Exhibit Index to the Registration Statement. Certain of those agreements contain schedules and exhibits, some of which are not yet finalized and are not included Amendment No. 4. Amended agreements will be filed containing all schedules and exhibits prior to time of effectiveness of the Registration Statement.

General Comments

1.	We reissue prior comment number 2 from our letter dated September 6, 2011, with regard to the valuation by the independent financial expert discussed on page 67.

Response:

The Company has revised the Registration Statement to remove the remaining reference to the valuation by the independent financial expert on page 67.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 2

2.	Provide us with your analysis as to why the fairness opinion that you discuss on page 56 is not a report of an expert that needs to be discussed in the registration statement.

Response:

References to the fairness opinion have been removed from the Registration Statement. The Company advises the Staff that it intends to obtain a fairness opinion from an independent financial advisory firm, but it no longer intends to disclose this in the Registration Statement. The Company hired a financial advisory firm to provide the fairness opinion; however, the financial advisory firm recently informed the Company that for liability reasons it will not permit its fairness opinion to be included in the Registration Statement, nor will it provide its consent to be named as an expert. The financial advisory firm has told the Company that it routinely provides fairness opinions in private transactions and to public companies in instances where the opinion has not been included in a registration statement filed under the Securities Act of 1933, but that it has never permitted one of its fairness opinions to be referenced or included in a registration statement. The fairness opinion will be addressed to the Company’s Board of Directors and will be used by the Board of Directors in considering the price that the Company will pay to Ocwen to purchase the Rights to MSRs.

3.	We note your response to prior comment 16. Please provide us with details on recent acquisitions of mortgage servicing rights by Ocwen or any other party, dating back to January 1, 2009.

Response:

Reliable information regarding acquisitions of mortgage servicing rights by companies other than Ocwen is not available to the Company. To the extent that the Company is aware of such purchases, the information is based on reports in the media or industry publications that the Company cannot confirm, because either these transactions are conducted by non-public companies or the acquisitions have been determined to be immaterial by the public companies that are party to these acquisitions.

Below are brief details regarding acquisitions of mortgage servicing rights by Ocwen since January 1, 2009:

•	On May 3, 2010, Ocwen acquired mortgage servicing rights valued at $23.4 million with an aggregate unpaid principal balance of approximately $6.9 billion from Saxon Mortgage Services, Inc.

•	On September 1, 2010, Ocwen acquired mortgage servicing rights valued

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 3

at $84.3 million with an aggregate unpaid principal balance of approximately $22.4 billion in connection with its acquisition of the HomEq Servicing business.

•

On September 1, 2011, Ocwen acquired mortgage servicing rights valued at $135.3 million with an aggregate unpaid principal balance of approximately $38.6 billion in connection with its acquisition of Litton Loan Servicing LP.

•

October 19, 2011, Ocwen entered in a definitive agreement to acquire SCI Services, Inc., the corporate parent of Saxon Mortgage Services, Inc., including mortgage servicing rights valued at $59.3 million with an aggregate unpaid principal balance of approximately $26.6 billion as of June 30, 2011.

Prospectus Summary

Our Company, page 1

4.	We note your response to comment 6 of our letter dated September 6, 2011 and your disclosure that you will compensate Ocwen Loan Servicing for the services it performs prior to the transfer of legal ownership of the Initial Mortgage Servicing Rights. Please revise to clarify whether this compensation paid to Ocwen Loan Servicing will be identical to the compensation it will receive after the transfer of legal ownership.

Response:

The method used to calculate the fees that the Company will pay to Ocwen Loan Servicing with respect to the Rights to MSRs related to the Initial Mortgage Servicing Rights will be the same as the method used to calculate the fees that the Company will pay to Ocwen Loan Servicing under the Subservicing Agreement with respect to any Initial Mortgage Servicing Rights that the Company subsequently acquires. As a result, the compensation to be paid to Ocwen Loan Servicing will not vary for any particular period based on whether Ocwen Loan Servicing or the Company holds legal title to the underlying mortgage servicing rights. The Company has revised the Registration Statement to clarify this point.

5.	Revise this section to discuss the following facts regarding the mortgage servicing rights that you are acquiring from Ocwen:

•	That the termination provisions of many of the servicing rights that you are acquiring have already been triggered;

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 4

•

The current amount of capital that Ocwen must hold to support these rights, on both a regulatory and contractual basis, and the amount that you believe that you must hold in order to comply with the provisions of the underlying agreements; and

•	The continued relationship between your founders and Ocwen following the transactions.

Response:

The Company has revised the Registration Statement to include disclosure related to the number of termination provisions that have been triggered with respect to the Initial Mortgage Servicing Rights (expressed as a percentage of the unpaid principal balance of the mortgage loans underlying the Initial Mortgage Servicing Rights) and the relationship between the Company and Mr. Erbey, the Company’s Chairman of the Board of Directors and current sole shareholder, following the completion of the offering and the initial purchase of mortgage servicing assets from Ocwen Loan Servicing. Ocwen Loan Servicing is not subject to any regulatory requirement to maintain a specified level of capital to conduct its business. Many of the pooling and servicing agreements related to the Initial Mortgage Servicing Rights require that the servicer maintain a tangible net worth of between $15 million and $50 million. Neither the Company nor Ocwen Loan Servicing is under any additional contractual obligation to maintain a specified level of capital in connection with the Initial Mortgage Servicing Rights. The Company has revised the Registration Statement to include disclosure with respect to the minimum tangible net worth requirements noted above.

The Acquisition of the Initial Purchased Assets, page 3

6.	Revise this section to clarify that you have not entered into an agreement with the match funding source for Home Loan Servicing Solutions to assume the funding facility from Ocwen.

Response:

The Company has revised the Registration Statement to include the requested disclosure. The Company notes that its assumption of the existing match funded advance financing facility is a condition to the closing of the initial purchase of mortgage servicing assets from Ocwen Loan Servicing.

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 5

Summary Consolidated Financial Data, page 11

7.	Please revise your disclosure in footnote (a) of your Summary of Consolidated Financial Data and in the Capitalization table on page 42 to quantify the amount of discounts and commissions.

Response:

The underwriting discounts and commissions applicable to the Company’s initial public offering of its ordinary shares have not been finalized and are in the process of being negotiated between the Company and the lead underwriters. The Registration Statement currently reflects the Company’s estimates of the underwriting discounts and commissions and offering expenses related to the offering. The Company will revise the prospectus when the underwriting discounts and commissions have been determined.

8.	Please revise your disclosure in footnote (e) to include an enhanced discussion of your methodology for valuing each of the purchased assets and assumed liabilities. As it relates to the Rights to MSRs ensure that your disclosure includes a robust discussion of the fair value methodology, including the key inputs and assumptions used in measuring the fair value.

Response:

The Company has revised the Registration Statement to include the requested disclosure.

Risk Factors, page 13

9.	Since management will no longer receive a valuation report as part of the purchase of the mortgage servicing assets, add a risk factor that discusses the fact that the assets, which you are purchasing from a related party, will not be valued by an independent financial expert.

Response:

The Company advises the Staff that it intends to obtain a valuation report from the Mortgage Industry Advisory Corporation (“MIAC”) as part of its initial purchase of mortgage servicing assets from Ocwen Loan Servicing. The Company believes that it is customary for owners of mortgage servicing rights to routinely obtain appraisals of those rights. For example, Ocwen obtains valuation reports every quarter on the mortgage servicing rights that it owns, which Ocwen management then uses to assist it in determining if any impairment charge with respect to mortgage servicing rights is appropriate in connection with its preparation of quarterly and annual financial statements. The Company previously contacted

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 6

MIAC to obtain a valuation report in connection with the proposed transaction to acquire mortgage servicing rights from Ocwen Loan Servicing. MIAC originally agreed that its report could be referenced in the Registration Statement and that it would provide a consent in connection with the Registration Statement. After further consideration, however, MIAC has informed the Company that the report could not be referenced in the Registration Statement and that it would not provide its consent.

As the Company will still obtain a valuation report from MIAC to assist management in valuing the mortgage servicing assets, the requested risk factor is not necessary. For the reasons discussed above, the Company is not in a position to disclose the receipt of the MIAC valuation report in the Registration Statement. Discussion of the valuation report is not required by any line item disclosure requirement of Form S-1 or Regulation S-K. Moreover, as discussed in the Registration Statement, the Company’s management team has extensive experience in the mortgage servicing industry, including evaluating and acquiring mortgage serving rights and performing asset valuation analysis. The MIAC valuation report is one data point that the Company’s management will use in determining the value of the mortgage servicing rights. As such, the Company does not believe that discussing the receipt of a valuation report in the Registration Statement is material to investors.

10.	Add a risk factor that discusses the risks faced by Home Loan Servicing in the event that it is not able to assume the match funding facility from Ocwen, or if it is not able to grow the facility in the event that advances exceed the current funding limit or if the funding limit is cut by the facility operator.

Response:

The Company has revised a risk factor currently contained in the Registration Statement to include the requested disclosure. As previously noted, the Company’s assumption of the existing match funded advance financing facility is a condition to the closing of the initial purchase of mortgage servicing assets from Ocwen Loan Servicing.

Ocwen Loan Servicing or we may be terminated as servicer under a pooling and servicing agreement, page 21

11.	Revise this risk factor heading to clarify that the termination provisions of most of the initial mortgage servicing rights to be transferred to Home Loan Servicing Solutions have already had servicing termination events occur.

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 7

Response:

The Company has revised the risk factor heading to include the requested disclosure.

12.	Revise this risk factor to clarify the total percentage of the mortgage servicing rights that you expect to acquire from Ocwen that have had events occur that could trigger the servicer termination clauses of the underlying contracts.

Response:

The Company has revised the risk factor to include the requested disclosure.

Management’s Discussion and Analysis of Financial Condition, page 48

13.	Revise this section to discuss management’s view of the impact of any increase in interest rates upon your assumptions, including any expected increase in delinquencies and foreclosure as a result of the inability of the underlying borrowers to meet changing interest payment amounts as a result of rate adjustments on ARM loans. Similarly, please discuss management’s view of any continuation in the decline of home values upon your need to provide additional advances.

Response:

The Company has revised the Registration Statement to reflect that interest rate increases or further declines in home values generally could lead to increased delinquencies.

Significant Assets and Liabilities – Mortgage Servicing Assets, page 54

14.

We note your response to comment 19 of our letter dated September 6, 2011 describing your methodology to estimate the fair value of the Rights to MSRs. We also note your disclosure on page 7 and throughout various risk factors beginning on page 13 describing the increased risk related to your relationship with Ocwen Loan Servicing so long as it retains legal ownership of the Initial Mortgage Servicing Rights. These risks include the potential of Ocwen Loan Servicing filing for bankruptcy or being terminated as servicer, risk that your security interest may be ruled unenforceable or ineffective by a bankruptcy court, risk that the sale of Rights to MSRs to you was a fraudulent conveyance, and risk that you would not have recourse against Ocwen Loan Servicing or against the related trustee or securitization trust. Please tell us, and revise your disclosure to describe how you considered each of these factors or any other similar credit or legal risks that influence the

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 8

likelihood that the obligation will or will not be fulfilled or the likelihood that your arrangement with Ocwen would be ruled unenforceable in the event of default in determining the fair value of the Rights to MSRs. In this regard and as you prepare your response please also describe how your planned future accounting may be impacted by the factors cited above.

Response:

The Company is subject to the risk that Ocwen Loan Servicing could be terminated as servicer under the pooling and servicing agreements related to the Initial Mortgage Servicing Rights. As noted in the Staff’s comment, such risk largely relates to the possibility that Ocwen Loan Servicing could be terminated as servicer due to the failure of Ocwen Loan Servicing to maintain certain servicer performance criteria set forth in the pooling and servicing agreements or due to the insolvency or bankruptcy of Ocwen Loan Servicing.

For the reasons set forth below, the Company believes that such risk is remote and therefore does not materially impact management’s valuation of the Initial Mortgage Servicing Rights:

•

Ocwen Loan Servicing has operated successfully as a subprime and Alt-A mortgage loan servicer through a variety of economic cycles and has historically generated sufficient cash flow to profitably maintain and grow its business.

•

Ocwen Loan Servicing has been successful in reducing delinquencies in the repayment of subprime and Alt-A mortgage loans, thereby reducing the amount of servicing advances required to be made in connection with delinquent loans and increasing cash flows from normal operating activities.

•

Ocwen Financial Corporation is well capitalized with an overall debt-to-equity ratio of 1.29:1, including match funded liabilities, which are generally non-recourse to Ocwen Financial Corporation, and a corporate debt-to-equity ratio of 0.09:1, in each case as of June 30, 2011.

•

If any of the subservicer termination events described in the Master Subservicing Agreement (the “Subservicing Agreement”) occur with respect to Ocwen Loan Servicing prior to the transfer of the Initial Mortgage Servicing Rights to the Company, the Company will have the right to require Ocwen Loan Servicing to transfer any such mortgage servicing rights to any third party for whom the Company can obtain the necessary third party consents.

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 9

•

The Company’s management believes that if Ocwen Loan Servicing was to be the subject of a bankruptcy proceeding, Ocwen Loan Servicing (as the debtor in possession) or the bankruptcy trustee would have an incentive to assume both the pooling and servicing agreements (as the servicing rights thereunder are a significant asset of Ocwen Loan Servicing), and the Master Purchase Agreement (the “Purchase Agreement”) with the Company (as assumption would provide them with continued access to financing for the related servicing advances). In order to assume the contracts, Ocwen Loan Servicing would be required to cure any existing defaults thereunder and to provide adequate assurance of future performance.

•

Ocwen Loan Servicing has indicated that it will use the proceeds of the initial purchase and sale of mortgage servicing assets and any subsequent sale of Rights to MSRs or mortgage servicing rights to the Company to reduce its outstanding indebtedness, which would further reduce the risk of insolvency or bankruptcy.

•

The Company views Ocwen Loan Servicing as superior relative to other mortgage loan servicers in terms of cost, management experience, technology infrastructure and platform scalability, as discussed in the Registration Statement.

•

Ocwen Loan Servicing currently services a portfolio of mortgage loans with an aggregate principal balance of $106 billion as of September 30, 2011 and has been in operation for over 20 years (servicing mortgage loans since 1988 and subprime mortgage loans since 1994).

•

Given Ocwen Loan Servicing’s competitive advantage in terms of its experience and servicing capabilities, the Company would consider engaging Ocwen Loan Servicing to service mortgage loans underlying any mortgage servicing rights acquired from unrelated parties in the future.

For these and other reasons, the Company believes that the risks, including credit risks, associated with its relationship with Ocwen are minimal. The Company has considered these risks in its valuation of the Initial Mortgage Servicing Rights through the use of a discount rate that reflects these risks. The Company does not believe that such risks materially impact its anticipated accounting for such mortgage servicing rights in the future. The Company has revised the Registration Statement to clarify the relationship between the risks associated with the Company’s relationship with Ocwen Loan Servicing and the Company’s valuation and accounting treatment of the Initial Mortgage Servicing Rights.

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 10

15.	As a related matter, we note your disclosure on page 18 that other potential purchasers of mortgage servicing rights may be more attractive to sellers if the sellers believe that they can obtain any necessary third party approvals and consents to transfer the mortgage servicing rights to these potential purchasers more easily than if they were transferring them to you. Please tell us whether you consider this a factor that market participants would take into consideration when pricing the asset and if so, how it impacts your valuation.

Response:

The Company has revised the disclosure to state that sellers may request a higher purchase price if the Company is not able to obtain the necessary consents prior to the sale. The Company has also disclosed that it may work with another entity, such as Ocwen, in order to limit any issues associated with the Company’s delay in obtaining consents.

16.	Your response to comment 19 states that you believe it is appropriate to account for the Rights to MSRs in the same fashion as you would account for the legal ownership of the Initial Mortgage Servicing Rights (i.e., recognize an intangible asset and elect the amortization method of accounting). You state that your conclusion is supported under ASC 860-50-25-1(c), which indicates that an entity shall recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset, which in your case is the underlying mortgage loans owned by various securitization trusts that are being serviced in connection with the Initial Acquisition. Please provide us with a more robust discussion focused on your determination that the Rights to MSRs meet the definition under ASC 860-50-25-1, namely that you have undertaken an obligation to service a financial asset as it relates to these Rights to MSRs, and can therefore be accounted for at amortized cost in accordance with ASC 860-50-35-1. In preparing your response, please address the fact that disclosure in your filing states that Ocwen Loan Servicing will remain obligated to service the underlying loans so long as the Required Third Party Consents have not been obtained with respect to any Initial Mortgage Servicing right, which you are uncertain of how long it will take to obtain or if you will be able to obtain them at all. Also, please discuss any alternative accounting considered and the basis for your conclusion that these alternatives were not appropriate.

Response:

The Company considered the following accounting alternatives under U.S. Generally Accepted Accounting Principles (“GAAP”) in determining the

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 11

appropriate accounting treatment for the Rights to MSRs related to the Initial Mortgage Servicing Rights:

•	servicing asset;

•	financial asset (including interest-only strips and loan accounting); and

•	separate assets and liabilities.

After considering each of the alternatives, the Company has concluded that even though the transaction as structured does not meet the strict form of ASC 860 because title to the mortgage servicing rights will not immediately transfer to the Company, it is appropriate to apply the other objective criteria of ASC 860 and to consider the substance of the transaction in accounting for the Rights to MSRs related to the Initial Mortgage Servicing Rights as servicing assets under the accounting provisions that apply to mortgage servicing rights. An analysis supporting this conclusion follows.

Mortgage Servicing Asset under ASC 860

Since the agreements governing the Initial Acquisition will be structured to provide the same economic benefits to the Company and place similar obligations on it as owner of the Rights to MSRs as it would have as owner of the Initial Mortgage Servicing Rights, the Company believes it is appropriate for it to account for such Rights to MSRs in a manner consistent with mortgage servicing rights. The Company considered ASC 860-50-25-1(c), which states that “an entity shall recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations…including an acquisition of a servicing obligation that does not relate to financial assets of the servicer or its consolidated affiliates included in the financial statements being presented,” in determining how to account for the Rights to MSRs (versus the mortgage servicing rights themselves).

The Company is acquiring the Rights to MSRs, for which the financial assets being serviced in this transaction are the underlying mortgage loans that are owned by various securitization trusts. Neither the Company nor Ocwen Loan Servicing has an ownership interest in or consolidates such securitization trusts in their respective consolidated financial statements. The Company also notes that even if ASC 860-50-25-1(c) is not met in its entirety, there are significant obligations that do exist on the part of the Company to Ocwen Loan Servicing as part of the transaction. These obligations and the risks and rewards of ownership of the Rights to MSRs are more fully described below. The Company believes that a consideration of the substance of the transaction is also relevant in determining the appropriate accounting to apply to such Rights to MSRs. The

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 12

Company has described below under “Financial Assets (including interest only strips and loan accounting)” its evaluation of the substance of the transaction, which also supports the conclusion that accounting for such Rights to MSRs consistent with the accounting for mortgage servicing rights under ASC 860 is appropriate.

The Company believes that the accounting for a contract to service financial assets is not affected by how the rights to service the financial assets were obtained. A contract to service financial assets may result from an outright sale or securitization of the transferred assets or from a purchase or assumption of the rights to service from the current holder of the mortgage servicing rights or directly from the securitization trusts. Although the Company does not hold legal title to the Initial Mortgage Servicing Rights, such Rights to MSRs have economic risks similar to those associated with owning the Initial Mortgage Servicing Rights and have significant obligations with respect to the Initial Mortgage Servicing Rights. The accounting is the same for contracts to service financial assets that a servicer or its consolidated affiliates do not own.

The Purchase Agreement and the initial sale supplement governing the purchase and sale of the initial Mortgage Servicing Assets will provide that the Company will have certain rights and obligations with respect to the pooling and servicing agreements related to the Initial Mortgage Servicing Rights prior to the acquisition of legal ownership of the underlying mortgage servicing rights by the Company. These rights and obligations will be structured to replicate for the Company the economic risks and benefits and rights and obligations that would be in effect if legal ownership of the Initial Mortgage Servicing Rights had been transferred to the Company and Ocwen Loan Servicing was servicing the underlying mortgage loans pursuant to the Subservicing Agreement and the initial subservicing supplement. These risks, benefits, rights and obligations include:

Economic Risks

•

Risk of loss of investment in the Initial Mortgage Servicing Rights and equity in servicing advances if the mortgage loans are not serviced in accordance with the terms of the related pooling and servicing agreements.

•	Economic risk that servicing fees earned and expenses incurred will differ from the expectations reflected in the pricing of the Mortgage Servicing Assets.

•	Any potential impairment in the value of the underlying mortgage servicing rights.

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 13

Benefits

•	Economic benefit if the performance of the underlying mortgage loans exceeds expectations or if other economic conditions are more favorable than expected.

•	Any potential appreciation in the value of the underlying mortgage servicing rights.

Rights

•	Legal ownership of the Initial Mortgage Servicing Rights once all necessary third party approvals and consents are received.

•	100% of the contractual servicing fees.

•

Right to direct certain servicing practices of Ocwen Loan Servicing for servicing the mortgage loans underlying the Initial Mortgage Servicing Rights, including approving any material changes to Ocwen Loan Servicing’s stop advance and advance policies and procedures.

•

Right to approve any subcontractor or other third-party service provider to perform any material portion of Ocwen Loan Servicing’s obligations under the pooling and servicing agreements related to the Initial Mortgage Servicing Rights or the Purchase Agreement that is performed by Ocwen Loan Servicing as of the date of execution of the Purchase Agreement.

•

Right to be compensated should Ocwen Loan Servicing exercise any clean-up call. The Company will be entitled to receive compensation equal to the amortized book value of the related Rights to MSRs (same as mortgage servicing rights value), reimbursement of outstanding servicing advances and any other amounts owed to the Company in connection with any clean-up call provision exercised by Ocwen Loan Servicing.

•

Right to require Ocwen Loan Servicing to transfer the Initial Mortgage Servicing Rights to any third party for whom the necessary third party approvals and consents can be obtained if any of the subservicer events of default (as set forth in the Subservicing Agreement) occur or after six years.

Obligations

•

The Company will have the direct obligation to Ocwen Loan Servicing to pay a monthly servicing fee and performance fee for its servicing activities on behalf of the Company. The Company will not be considered to be

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 14

meeting its obligations unless it is making the required fee payments to Ocwen Loan Servicing. If Ocwen Loan Servicing does not receive payment for its services, it may choose to cease to perform its servicing functions because it has no economic incentive to continue performing without payment. A subsequent termination of the mortgage servicing rights for cause would only economically impact the Company because the full value of the mortgage servicing rights has already been paid to Ocwen Loan Servicing by the Company through the Company’s purchase of the Rights to MSRs related to the Initial Mortgage Servicing Rights.

•

The Company will have the direct obligation to Ocwen Loan Servicing to purchase servicing advances made by Ocwen Loan Servicing in accordance with the terms of the underlying pooling and servicing agreements. After the acquisition of the Rights to MSRs by the Company, Ocwen Loan Servicing will not have the means to fund servicing advances and will not be contractually obligated to the Company to fund servicing advances with its own funds if the Company does not purchase such servicing advances. Any subsequent termination of the related Initial Mortgage Servicing Rights for a failure to make servicing advances would only economically impact the Company because the full value of the mortgage servicing rights has already been paid to Ocwen Loan Servicing by the Company through the Company’s purchase of the Rights to MSRs related to such Initial Mortgage Servicing Rights.

•	The Company will continue to work with Ocwen Loan Servicing to obtain all necessary third party consents to transfer full legal ownership of the Initial Mortgage Servicing Rights to the Company.

Financial Assets (including interest only strips and loan accounting)

As an alternative, the Company considered the accounting for financial assets, including interest-only strips and loan accounting. ASC 860-50 defines an interest-only strip as “a contractual right to receive some or all of the interest due on a bond, mortgage loan, collateralized mortgage obligation, or other interest-bearing financial asset.” ASC 860-50-25-7 states that “whether a right to future interest income from serviced assets should be accounted for as an interest-only strip, a servicing asset, or a combination thereof, depends on whether a servicer would continue to receive that amount (that is, the value of the right to future interest income) if a substitute servicer began servicing the assets.” Additionally, “any portion of the right to future interest income from the serviced assets that would continue to be received even if the servicing were shifted to another servicer would be reported separately as a financial asset in accordance with paragraph 860-20-35-2.” In the case of the Rights to MSRs related to the Initial Mortgage Servicing Rights, the Company has the sole right to select the servicer

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 15

and/or subservicer of the underlying mortgage loans. Ocwen Loan Servicing is prohibited from transferring the underlying mortgage servicing rights to another party or otherwise impacting the value of the Rights to MSRs related to the Initial Mortgage Servicing Rights to the Company. In the event that the Company transfers its rights to future revenues with the transfer of the Rights to MSRs, the Company would not retain any residual interest. Accordingly, the guidance referenced above would indicate and support the accounting for the Rights to MSRs related to the Initial Mortgage Servicing Rights in a manner consistent with that of a servicing asset as opposed to a financial asset or combination thereof.

Under ASC 860-50-25-6, “[a] servicer shall account separately for rights to future interest income from the serviced assets that exceed contractually specified servicing fees. Those rights are not servicing assets; they are financial assets, effectively interest-only strips….” The Company is acquiring the rights to all contractually specified servicing fees, which equal the contractually specified servicing fees under the mortgage servicing right arrangements for which Ocwen Loan Servicing still maintains legal title. The Company therefore is only acquiring servicing assets (rights), not financial assets.

The Company considered the fact that ASC Subsection 860-50-40 provides guidance on whether servicing rights can be derecognized by the transferor of those rights and also whether a gain can be recognized. However, ASC 860-50-40 does not provide guidance on how the transferee should account for the transfer. It could be inferred that if the transferor must account for the transfer as a financing, then the transferee should record a finance receivable (loan). However, the Company does not believe that is the only acceptable interpretation. It considered whether this transaction is more akin to a financing, where the transferee is guaranteed a fixed return, or more akin to a servicing contract where the transferee has obligations similar to a servicer and receives compensation similar to a servicer. Whereas the nature of a servicing asset is to receive fees in connection with a service being provided, and the collectability of that fee is exposed to the underlying performance of the assets being serviced, the nature of a loan receivable is to receive interest and principal payments over time and to be exposed to the credit risk of the borrower. The right to receive revenue under the Rights to MSRs does not expose the Company to direct credit risk as it relates to Ocwen Loan Servicing, since the Company will have a first priority security interest in Ocwen Loan Servicing’s ownership of the Initial Mortgage Servicing Rights and the proceeds of the Initial Mortgage Servicing Rights. The Rights to MSRs also obligate the Company to fund servicing advances. Because the economic risks and rewards of the servicing asset are transferred to the Company through the terms of the agreements, the nature of the asset held by the Company is more akin to that of a servicing asset than that of a finance receivable (loan). The Company also considered whether the classification of the asset held changes simply because title to the mortgage servicing rights passes to the

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 16

Company over time, but the Company does not believe the nature of the asset changes simply as a result of title transfer.

In addition, the Company notes that there are many circumstances where subservicers record a servicing asset based on a servicing contract that is entered into even though title to the servicing asset has not changed hands. Two widespread examples of this are in the case of agency (i.e., Fannie Mae and Freddie Mac) servicing, where the servicing guides clearly indicate that title has not passed to the servicer, but the servicer accounts for the mortgage servicing right as if full ownership had transferred and in the case of a master servicer, even though the subservicer has not acquired the master servicer’s servicing asset. Based on the above considerations, the Company believes that it is acceptable to record a servicing asset upon the acquisition of the Rights to MSRs even though the full legal title to the Initial Mortgage Servicing Rights has not transferred from Ocwen Loan Servicing to the Company.

Further, in order to receive the servicing fee revenue under the Rights to MSRs related to the Initial Mortgage Servicing Rights, the Company must fulfill its obligations under the Purchase Agreement and the initial sale supplement to purchase servicing advances and to compensate Ocwen Loan Servicing for its services; therefore, its role as servicer with respect to these functions must be performed if the Rights to MSRs related to the Initial Mortgage Servicing Rights are to be retained and have value. This is not the case with a financial asset such as an interest-only strip or a loan receivable, since these financial assets do not require any performance on the part of the holder as a condition to receive revenue.

After considering the authoritative guidance as well as the substance of the transaction, the Company has concluded that the Rights to MSRs related to the Initial Mortgage Servicing Rights should not be accounted for as a financial asset, such as an interest-only strip or as a loan receivable.

Consideration of Other Alternatives

Separate Assets and Liabilities

The Company also considered whether it should, or even could, disaggregate the transaction and account for the right to receive future revenue separate from its obligation to compensate Ocwen Loan Servicing for its services and the Company’s obligation to purchase servicing advances. The Company considered the fact that it will already separately record as a liability its obligations to purchase servicing advances on its balance sheet. Additionally, the Company also considered the fact that any obligation it will have in the future to compensate Ocwen Loan Servicing will be dependent upon the performance of

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 17

Ocwen Loan Servicing in successfully collecting the unpaid principal balance of the underlying mortgage loans. The amount of the fees to be paid by the Company to Ocwen Loan Servicing is contingent upon the performance of such services (i.e., absent the successful collection of unpaid principal balance, the Company is not obligated to pay Ocwen Loan Servicing for its services).

The Company was unable to identify any other authoritative guidance that would apply to the specific facts and circumstances and support the disaggregation of the Rights to MSRs related to the Initial Mortgage Servicing Rights into separate assets and liabilities. The Company considered other areas of accounting guidance such as ASC 605-25-15, which discusses multiple-element arrangements; ASC Topic 840, which discusses lease accounting; and ASC Subtopic 210-20, which discusses rights of setoff; however, the Company determined that such accounting guidance was not applicable and/or that the proposed transaction was not within the scope of such accounting guidance. Additionally, the Company considered prevailing mortgage servicing industry practices and is not aware of any company in the industry that disaggregates its servicing rights and obligations, such as those found in a mortgage servicing rights arrangement. Instead, in all cases such companies value their rights (assets) after giving consideration to their servicing costs when considering the valuation of their mortgage servicing rights.

The Company believes that attempting to disaggregate the transaction and account for the rights to receive future revenue separate from its obligations to compensate (costs of servicing) Ocwen Loan Servicing for future services in advance of such services being performed is not supported in authoritative accounting guidance and would require the recognition of an obligation (liability) on the financial statements of the Company prior to any obligation being incurred. Additionally, this presentation would not be reflective of the substance of the transaction and may cause confusion to the users of the financial statements given the industry practice to value rights to service underlying mortgage loans after giving consideration to servicing costs. The Company concluded that the only appropriate method of accounting for the Rights to MSRs related to the Initial Mortgage Servicing Rights is similar to that of a mortgage servicing asset under ASC 860.

Other Considerations

Finally, the Company considered whether there was any other accounting guidance relevant to determining how to account for the proposed transaction. The Company was unable to identify any other applicable accounting guidance other than the servicing asset, financial asset (including interest-only strips and loan accounting), or separate assets and liabilities considerations described above.

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 18

However, during the Company’s assessment of other potentially applicable guidance, it was able to identify other instances in which GAAP supports the recognition of an asset despite the non-transfer of full legal title. For instance, under the lease accounting guidance, a lessee (acquirer) is required to recognize an asset in situations where a significant portion of the economic use and utility of the underlying asset has been transferred to it without regard to the passage of legal title (i.e., a capital lease). Additionally, under the consolidation accounting guidance of ASC 810, a company that holds a variable interest in a variable interest entity is required to assess the decision-making rights and economics of the variable interest holders, rather than legal title, in determining the party that would consolidate the assets and liabilities of the variable interest entity in its financial statements. Although the Company believes that the proposed transaction is not within the scope of the accounting guidance referenced above, it believes that such guidance provides further support that, in certain situations, possession of full legal title does not determine the accounting treatment under GAAP.

Although ASC 860-50-40 provides guidance on when a transferor of mortgage servicing rights can account for the transfer as a sale, there is no authoritative guidance regarding how such a transaction should be accounted for by the transferee of the mortgage servicing rights. The Company believes that this lack of authoritative guidance provides that the determination of the accounting by the transferee may include consideration of the economic substance of the transaction. Ocwen Loan Servicing wishes to convey to the Company for fair consideration all the risks and benefits and rights and obligations related to full legal ownership of the Initial Mortgage Servicing Rights, and the Company wishes to purchase all of the risks and benefits and rights and obligations and to assume the obligations related to the Initial Mortgage Servicing Rights. Except for the single condition that full legal title to the Initial Mortgage Servicing Rights cannot be conveyed to the Company until the necessary approvals and consents are obtained, the Company believes that the transfer, as structured, meets all of the criteria for sale accounting. Accordingly, in this situation the Company does not believe that the transfer of legal title alone should dictate how it accounts for the Rights to MSRs related to the Initial Mortgage Servicing Rights.

Conclusion

Based on the foregoing, the Company believes it is appropriate to account for the Rights to MSRs related to the Initial Mortgage Servicing Right in a manner consistent with mortgage servicing rights under ASC 860-50-25-1, because the Company has undertaken an obligation to service a financial asset as it relates to these Rights to MSRs, and that it should account for such Rights to MSRs at amortized cost in accordance with ASC 860-50-35-1.

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 19

The Company has also concluded that there is no other viable alternative accounting treatment that would more accurately reflect the substance or form of the transaction in accordance with GAAP.

Management

Director Independence, page 99

17.	We note your response to comment 22 of our letter dated September 6, 2011. Since the other directors will be appointed prior to the distribution of the prospectus, please revise your disclosure to include your determination as to the independence of each board member in a subsequent pre-effective amendment.

Response:

The directors have been appointed and the board of directors has made the independence determination with respect to each member of the board. The Company has revised the Registration Statement accordingly.

Certain Relationships and Related Party Transactions

Ocwen Professional Services Agreement, page 111

18.	We note your response to comment 27 of our letter dated September 6, 2011. Please revise your disclosure to provide the amount of the additional markup in a pre-effective amendment to the prospectus.

Response:

The Company has revised the Registration Statement to include the requested disclosure.

Please direct any questions or comments regarding the foregoing to the undersigned at (312) 701-7843. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Philip J. Niehoff

cc:	Michael J. McElroy, Home Loan Servicing Solutions Ltd.
Erin Purnell, Securities and Exchange Commission
Benjamin Phippen, Securities and Exchange Commission

Mayer Brown LLP

Mr. Christian Windsor
November 3, 2011
Page 20

John Nolan, Securities and Exchange Commission

Jon Van Gorp, Mayer Brown LLP

Danielle Carbone, Shearman & Sterling LLP